VIA EDGAR	October 19, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LiveXLive Media, Inc.
Registration Statement on Form S-1
Filed May 11, 2017, as amended
File No. 333-217893
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter to you dated October 18, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 19, 2017, at 4:15 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[signature page follows]

Sincerely,

LiveXLive Media, Inc.

/s/ Robert S. Ellin
Name: Robert S. Ellin
Title: Chief Executive Officer

cc:	Jerome N. Gold, LiveXLive Media, Inc..
Allen Z. Sussman, Esq., Loeb & Loeb LLP